Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Compton announces conference call to discuss operating plans

    CALGARY, June 27 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) will be conducting a conference call and audio webcast on
Wednesday, June 28, 2006 at 9:45 a.m. Mountain Daylight Time (11:45 a.m. EDT)
to discuss the Company's operating plans for the second half of 2006. To participate in the conference call, please contact the Conference Operator at
9:35 a.m. MDT, ten minutes prior to the call.

    Conference Operator Dial-in Number:  Toll-Free 1-800-814-4853
                                         Local Toronto: 1-416-644-3416

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1519540

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Wednesday, July 5, 2006. Callers may dial toll-free 1-877-289-8525 and enter access code 21194647 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.
    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: contact: E.G. Sapieha, President & CEO,
N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations,
Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 12:21e 27-JUN-06